Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S‑3 of Northwest Pipe Company of our report dated March 16, 2023, relating to the consolidated financial statements and the financial statement schedule of Northwest Pipe Company (the “Company”) and the effectiveness of internal control over financial reporting of the Company, (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to a material weakness), appearing in the Annual Report on Form 10‑K of the Company for the year ended December 31, 2022, filed with the Securities and Exchange Commission. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Moss Adams LLP

Portland, Oregon
November 21, 2023